Exhibit 99.2

BY EMAIL AND OVERNIGHT MAIL

Mr. Weihui Kwok

616 Atwarter Dr.

Smyrna GA, 30082

vincentkwok@hotmail.com

Mr. Yuanyuan Wu

9973 Timbers Dr.

Blue Ash, OH 45242-5551

Bitsbuy@hotmail.com

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as Directors at the
2022-2023 Annual Meeting of Stockholders of HF Foods Group Inc.

Dear Messrs. Kwok and Wu:

The Board of Directors (the “Board”) of HF Foods Group Inc. (the “Company”) has reviewed your letter and the documents annexed thereto, dated April 10, 2023 (the “Proposal”). In your Proposal, you notified the Board that you intend to nominate five individuals for election to the Company’s Board at the 2022-2023 annual stockholder meeting. You further asserted that you intend to solicit the Company’s stockholders in support of your Board nominees pursuant to Section 2.7 of the Amended and Restated Bylaws of HF Foods Group Inc. (the “Bylaws”). The Board rejects your Proposal.

Section 2.7 of the Bylaws sets forth the requirements for a stockholder of record to timely bring any nominations or other business before an annual meeting of the Company. The purpose of Section 2.7 is to provide clarity and certainty, and to ensure complete and accurate information is available to stockholders concerning the Company’s elections. Upon reasonable investigation of the Proposal, the Board has determined that the Proposal is materially non-compliant with Section 2.7 and, among other things, fails to satisfy key goals of that Bylaw provision, namely certainty and transparency to stockholders concerning the nominating stockholders and the Board nominees.

As the Company announced on March 31, 2023, the deadline for making a Proposal for consideration at the 2022-2023 annual stockholder meeting was Monday, April 10, 2023. Although the Company did not receive your Proposal until April 10, just a few hours before the submission deadline, the Board undertook a prompt review of your submission and evaluation of its material deficiencies. The deadline for making a Proposal has now passed and, accordingly, it cannot be included in the proxy materials for the annual meeting.

Sincerely,

/s/ Christine Chang
Christine Chang
General Counsel and Chief Compliance Officer
HF Foods Group Inc.
6325 S. Rainbow Boulevard, Suite 420
Las Vegas, Nevada 89118
702-849-1994

cc:	Carter Ledyard & Milburn LLP
	Attention:	Guy Ben-Ami (benami@clm.com)
Pang Zhang-Whitaker (zhang@clm.com)

Arnold & Porter Kaye Scholer LLP
	Attention:	Ben Fackler (ben.fackler@arnoldporter.com)
Christopher P. Peterson (christoper.peterson@arnoldporter.com)